                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K/A


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of February, 2003.


                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)


                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F        x                            Form 40-F
                      -----------                                  ---------

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                               No        x
                       -----------                      -----------


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                    CONTENTS




  Exhibit I........."Review of Operations - Third Quarter of Fiscal Year
                     2003"

  Exhibit II........"Novel Denim Holdings Limited Announces Fiscal 2003
                     Third Quarter Results"

  Exhibit III......."Correction to February 10, 2003 Press Release"

                                                                       EXHIBIT I

REVIEW OF OPERATIONS - THIRD QUARTER OF FISCAL YEAR 2003


Three Months Ended December 31, 2002 Compared to Three Months Ended December 31, 2001

Net sales decreased 14.2% to $37.9 million in third quarter 2003 from $44.2 million in third quarter 2002. Net sales in the garment division were $21.5 million (on 2.4 million pieces) in third quarter 2003 compared to $29.7 million (on 4.2 million pieces) in third quarter 2002, a decrease of 27.6%. The reduction in garment sales was the net result of decreased production capacity following the closure of the Company's Madagascar operations as well reductions in Mauritius, slightly offset by a small increase in the average garment selling price. Third party fabric revenues in the fabric division were $16.4 million comprised of fabric sales of $12.8 million (on 5.9 million meters) and $3.6 million of processing revenue in third quarter 2003 compared to $14.5 million (on 5.1 million meters) and $3.9 million of processing revenue in third quarter 2002, an increase of 13.2%. This increase in third party fabric sales was primarily due to the increase in production capacity after the acquisition of a fabric dyeing and printing plant in China in early October 2001 as well as an increase in the average fabric selling price.

Gross profit decreased 39.0% to $5.7 million in third quarter 2003 from $9.4 million in third quarter 2002. Gross profit as a percentage of net sales decreased to 15.1% in third quarter 2003 from 21.2% in third quarter 2002. This decrease in gross profit margin was primarily due to the decreased production efficiencies in garments production resulted from the labor dispute in late March 2002, together with the decreased in the average selling price of both garments.

Other revenues increased to $734,000 in third quarter 2003 compared to $232,000 in third quarter 2002. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials and change in fair value of financial instruments.

Selling, general and administrative expenses as a percentage of net sales increased to 19.6% in third quarter 2003 compared to 9.6% in third quarter 2002. Selling, general and administrative expenses increased 75.1% to $7.4 million in third quarter 2003 from $4.2 million in third quarter 2002. The increases were mainly related to an exchange loss of $2.2 million in third quarter 2003 compared to an exchange gain of $1.9 million in third quarter 2002 related to borrowings denominated in South African Rand and Mauritian Rupees, partially offset by the decrease in selling and marketing expenses associated with the decrease in net sales.

Other expenses amounting to $771,000 in third quarter 2003 represents the write-off of start-up costs associated with the new garment extension plant in South Africa.

Operating income decreased to a loss of $1.8 million in third quarter 2003 from a profit of $5.4 million in third quarter 2002. Operating income as a percentage of net sales decreased to (4.6%) in third quarter 2003 from 12.1% during the same period in 2002. This decrease was due to the decrease in gross profit margin as well as the exchange loss in the third quarter of fiscal 2003 as described above.

Interest expense, net in the third quarter 2003 decreased 9.0% to $1.0 million from $1.1 million in third quarter 2002, primarily due to the increase in cash balance and reduction of the cost of working capital through the restructuring of Company's debt facilities. Interest expense, net as a percentage of net sales increased to 2.7% in third quarter 2003 from 2.6% in third quarter 2002.

Taxation in the third quarter 2003 is $183,000 compared to $93,000 in third quarter 2002, which is the China income tax payable associated with the dyeing and printing operation in China in third quarter 2002.

Net income decreased to a loss of $3.0 million in third quarter 2003 from a profit of $4.1 million in third quarter 2002. This decrease was primarily attributable to operating loss as described above.

Basic earnings per share were a loss of ($0.34) for the third quarter 2003 (based on weighted average Ordinary Shares outstanding of 8,798,202 share) compared to $0.45 for the same period in 2002 (based on weighted average Ordinary Shares outstanding of 9,116,368 shares).

Diluted earnings per share were a loss of ($0.34) for the third quarter 2003 (based on weighted average Ordinary Shares outstanding of 8,798,202 share) compared to $0.45 for the same period in 2002 (based on weighted average Ordinary Shares outstanding of 9,241,368 shares)




Nine Months Ended December 31, 2002 Compared to Nine Months Ended December 31, 2001

Net sales decreased 3.9% to $116.4 million in the first nine months 2003 from $121.4 million in the first nine months 2002. Net sales in the garment division were $65.4 million (or 8.1 million pieces) in the first nine months 2003 compared to $92.3 million (or 11.9 million pieces) in the first nine months 2002, a decrease of 41.1%. Third party fabric revenues in the fabric division were $50.8 million comprised of fabric sales of $40.2 million (on 19.4 million meters) and $10.5 million of processing revenue in the first nine months 2003 compared to $28.7 million comprised of fabric sales of $24.8 million (on 11.2 million meters) and $3.9 million of processing revenue in the first nine months 2002, an increase of 76.7%. This increase in third party fabric sales was primarily due to the increase in production capacity after the acquisition of a dyeing and printing plant in China in early October 2001.

Gross profit decreased 45.6% to $14.6 million in the first nine months 2003 from $26.8 million in the first nine months of fiscal 2002. Gross profit as a percentage of net sales decreased to 12.5% in the first nine months of fiscal 2003 from 22.2% in the first nine months of fiscal 2002. This decrease in gross profit margin was primarily due to the decreased production efficiencies in garment production resulting from the labor dispute in late March 2002, together with the decreased in the average selling price of both garments and fabrics.

Other revenues increased to $1.0 million in the first nine months of fiscal 2003 compared to $690,000 in the first nine months of fiscal 2002. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials and change in fair value of financial instruments.

Selling, general and administrative expenses as a percentage of net sales increased to 20.6% in the first nine months of fiscal 2003 compared to 11.0% in the first nine months of fiscal 2002. Selling, general and administrative expenses increased 80.5% to $24.0 million in the first nine months of fiscal 2003 from $13.3 million in the first nine months of fiscal 2002. The increases were mainly related to increased air freight costs of $4.0 million related to the labor dispute in Mauritius and political disturbance in Madagascar, an exchange loss of $3.8 million in the first nine months 2003 compared to a gain of $2.9 million in the first nine months of fiscal 2002 related to borrowings denominated in South African Rand and Mauritian Rupees, and additional administration expenses associated with the dyeing and printing operation in China in third quarter of fiscal 2002.

Other expenses amounting to $900,000 in the first nine months of fiscal 2003 represents the write-off of start-up costs associated with the new garment extension plant in South Africa compared to $93,000 in the first nine months of fiscal 2002, which represented the recognized loss on financial instruments, relating to the Company's currency hedge contracts for sales in non-U.S. denominated currencies.

Operating income decreased to a loss of $9.2 million in the first nine months of fiscal 2003 from a profit of $14.1 million in the first nine months of fiscal 2002. Operating income as a percentage of net sales decreased to (7.9%) in the first nine months of fiscal 2003 from 11.7% during the same period in of fiscal 2002. This decrease was due to the decrease in gross profit margin, the significant increase in air freight costs, and the exchange loss in the first nine months of fiscal 2003 as described above.

Interest expense, net in the first nine months of fiscal 2003 increased 17.1% to $3.3 million from $2.8 million in the first nine months of fiscal 2002, primarily due to the increase in working capital required to operate the Company's expanding operations and finance of the Company's investment of the Company's Chinese dyeing and printing mill. Interest expense, net as a percentage of net sales increased to 2.8% in the first nine months of fiscal 2003 from 2.3% in the first nine months of fiscal 2002.

Taxation in the first nine months of fiscal 2003 is $289,000 compared to $93,000 in the first nine months of fiscal 2002, which is the China income tax payable associated with the dyeing and printing operation in China in third quarter of fiscal 2002.

Cumulative effect of accounting change amounting $308,000 in first nine months of fiscal 2002 is the cumulative gain resulting from the adoption of on April 1, 2001 of Statement of Financial Accounting Standards (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities which contributes $0.03 in both basic and diluted earnings per share in the first nine months of fiscal 2002.

Net income decreased to a loss of $12.8 million in the first nine months of fiscal 2003 from a profit of $11.4 million in the first nine months of fiscal 2002. This decrease was primarily attributable to operating loss as described above.

Basic earnings per share before cumulative effect of accounting change were a loss ($1.42) for the first nine months of fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,004,441 share) compared to $1.22 for the same period in of fiscal 2002 (based on weighted average Ordinary Shares outstanding of 9,101,186 shares).

Basic earnings per share after cumulative effect of accounting change were a loss of ($1.42) for the first nine months of fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,004,441 share) compared to $1.26 for the same period in of fiscal 2002 (based on weighted average Ordinary Shares outstanding of 9,101,186 shares).

Diluted earnings per share before cumulative effect of accounting change were a loss of ($1.41) for the first nine months of fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,042,694 share) compared to $1.20 for the same period in 2002 (based on weighted average Ordinary Shares outstanding of 9,250,198 shares).

Diluted earnings per share after cumulative effect of accounting change were a loss ($1.41) for the first nine months of fiscal 2003 (based on weighted average Ordinary Shares outstanding of

9,042,694 share) compared to $1.24 for the same period in 2002 (based on weighted average Ordinary Shares outstanding of 9,250,198 shares).

                                                                       EXHIBIT I






Contact:   Andrew L. Fine
           Investor Relations
           (212) 953-1373


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                        FISCAL 2003 THIRD QUARTER RESULTS
                             -- Operations improving
      -- Expects Fiscal 2004 diluted earnings per share in excess of $0.30

HONG KONG, February 10, 2003 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the third quarter and nine months ended December 31, 2002 of its fiscal year ending March 31, 2003.


For the third quarter, net sales decreased by 14.2% to $37.9 million, compared to $44.2 million for the same quarter last year. Garment sales decreased by 27.6% to $21.5 million, compared to $29.7 million for the same period last year. This decline was partially offset by a 13.2% increase in third party fabric revenues to $16.4 million, compared to $14.5 million in the third quarter of last year. Net loss for the quarter ended December 31, 2002 was $3.0 million, compared to net income of $4.1 million in the third quarter of last year. Net loss before the effect of exchange gains and losses was $0.8 million, compared to net income of $2.2 million in the same quarter last year. Diluted earnings per share for the quarter were $(0.34), compared to $0.45 in the third quarter of last year.


"While our financial results during the quarter were below expectations, primarily due to a significant devaluation of the US dollar which resulted in an exchange loss of approximately $2.2 million on borrowings, our operations showed signs of improvement," commented Mr. K.C. Chao, Chief Executive Officer and President of Novel Denim. "For the quarter, gross margins continued to increase to 15.1% compared to 13.1% and 9.7% in the second and first quarters of the current fiscal year, respectively. In addition EBITDA for the quarter was up significantly over the second quarter."


The Company reported that it recognized an exchange loss of approximately $2.2 million during the third quarter of fiscal 2003 due to the significant devaluation of the US dollar versus the Euro, Mauritian Rupees and South African Rand. This compares to an exchange gain of approximately $1.9 million in the third quarter of last year.


Garment sales during the quarter were comprised of approximately 50% denim and 50% chino, compared to 65% and 35%, respectively in the third quarter of last year. Third party fabric sales during the quarter were comprised of approximately 46% denim and 54% chino, compared to 36% and 64%, respectively in the third quarter of last year.


"The apparel manufacturing industry continues to remain under pressure due to weak consumer demand, increasing global competition, global instability and exchange rates, commented Mr. Chao," added Mr. Chao. "However, given these challenges we believe that we can improve our profitability by focusing on our core operations and continuing to streamline costs."


For the nine months ended December 31, 2002, net sales decreased 3.9% to $116.4 million, compared to $121.4 million for the same period last year. Net income decreased to a loss of $12.8 million, compared to a profit of $11.4 million in the same period last year. Basic earnings per share were $(1.42), versus a profit per share of $1.26 in the comparable period last year. Diluted earnings per share were $(1.41), versus $1.24 in the comparable period last year.


South African Operations

The Company announced that it has recently begun to ship finished garments from its new South African garment facility. "We look forward to the future contributions of this new facility and expect the plant to be ramped up and operating at full capacity by June 2003," noted Mr. Chao.

Share Repurchase

For the three months ended December 31, 2002, the Company repurchased a total of 646,570 Ordinary Shares for total considerations of approximately $2.0 million. Since December 31, 2002, the Company has repurchased an additional 115,100 Ordinary Shares.


Fourth Quarter Fiscal 2003 and Fiscal 2004 Outlook

For the fourth quarter ended March 31, 2003, the Company expects to report improved gross margins and a small net loss for the fourth quarter. "Since most of our costs are not dollar denominated, the weak U.S. dollar reduces our overall profitability," commented Mr. Chao.


For the coming fiscal year ending March 31, 2004, the Company announced that it currently expects revenue to increase by low single digits, primarily as a result of the opening of its new garment operations in South Africa and improved efficiencies in its garments facilities in Mauritius. Gross margins are expected to increase to around 18%, due to improved production efficiencies. Diluted earnings per share are currently expected to increase to above $0.30. "While we have not reported a profitable quarter this year, we believe that our operations have improved and with the contribution from our fabric operations in China, we are comfortable with a profitable fiscal 2004," concluded Mr. Chao.


The Company will be hosting a conference call today at 4:45 pm EST to discuss results for the third quarter ended December 31, 2002. This call will be available over the Internet through www.companyboardroom.com.

Novel Denim is a leading low-cost, vertically-integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2002. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

                          Novel Denim Holdings Limited
                Selected Income Statement Information (Unaudited)
                    (in thousands, except per share amounts)







                                             For the Three Months Ended  For the Nine Months Ended
                                                    December 31,              December 31,
                                                    ---------                  ---------
                                                  2001        2002         2001        2002
                                               ---------   ---------    ---------   ---------
Net sales                                      $  44,173   $  37,910    $ 121,093   $ 116,390
Cost of goods sold                                34,795      32,192       94,269     101,789
                                               ---------   ---------    ---------   ---------
Gross profit                                       9,378       5,718       26,824      14,601
Other revenues                                       232         734          690       1,043
Selling, general & administrative expenses         4,244       7,432       13,278      23,962
Other expenses                                      --           771           93         900
                                               ---------   ---------    ---------   ---------
Operating income                                   5,366      (1,751)      14,143      (9,218)
Interest expense, net                              1,144       1,041        2,829       3,314
                                               ---------   ---------    ---------   ---------
Income before minority interest                    4,222      (2,792)      11,314     (12,532)
Minority interest                                      9         (10)          87         (29)
                                               ---------   ---------    ---------   ---------
Income before taxation and cumulative effect       4,213      (2,782)      11,227     (12,503)
of accounting change
Cumulative effect of accounting change              --          --            308        --
Tax                                                   93         183           93         289
                                               ---------   ---------    ---------   ---------
Net income                                     $   4,120   $  (2,965)   $  11,442   $ (12,792)
                                               =========   =========    =========   =========


Earnings per share
Before cumulative effect of accounting change
     Basic                                     $    0.45   $   (0.34)   $    1.22   $   (1.42)
     Diluted                                   $    0.45   $   (0.34)   $    1.20   $   (1.41)

After cumulative effect of accounting change
     Basic                                     $    0.45   $   (0.34)   $    1.26   $   (1.42)
     Diluted                                   $    0.45   $   (0.34)   $    1.24   $   (1.41)

Weighted average Ordinary Shares outstanding
         Basic                                     9,116       8,798        9,101       9,004
         Diluted                                   9,241       8,798        9,250       9,043

Other Information
EBITDA                                         $   8,368   $   1,164    $  22,615   $    (667)


                          Novel Denim Holdings Limited
                 Selected Balance Sheet Information (Unaudited)
                                 (in thousands)



                                                                          (Audited)
                                                   December 31, 2001     March 31, 2002  December 31, 2002
                                                   -----------------     --------------  -----------------
ASSETS
Cash and cash equivalents                               $  5,440             $ 12,995       $  8,167
Accounts receivable                                       29,071               28,343         27,029
Inventories                                               57,569               50,886         40,553
Other current assets                                       6,598                7,232          7,507
Fixed assets, net                                         91,542               89,924         91,302
                                                        --------             --------       --------
        Total assets                                    $190,220             $189,380       $174,558
                                                        ========             ========       ========


LIABILITIES & SHAREHOLDERS' EQUITY
Short-term borrowings and bank overdrafts               $ 38,995             $ 52,532       $ 52,850
Other current liabilities                                 20,988               20,798         21,344
Long-term debt                                            16,967               12,030         11,607
Other liabilities                                          6,758                6,811          7,078
                                                        --------             --------       --------
        Total liabilities                                 83,708               92,171         92,879
Shareholders' equity                                     106,512               97,209         81,679
                                                        --------             --------       --------
        Total liabilities & shareholders' equity        $190,220             $189,380       $174,558
                                                        ========             ========       ========




                                      # # #

                                                                     EXHIBIT III





Contact:   Andrew L. Fine
           Investor Relations
           (212) 953-1373


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                  CORRECTION TO FEBRUARY 10, 2003 PRESS RELEASE
                          -- EBITDA Footnote Corrected

HONG KONG, February 14, 2003 - On February 10, 2003 Novel Denim Holdings Limited (Nasdaq: NVLD) reported its financial results for the third quarter and nine months ended December 31, 2002 of its fiscal year ending March 31, 2003.


Included within the release, EBITDA (reported in thousands) for the third quarter ended December 31, 2002 and nine months ended December 31, 2002 were reported as $2,866 and $8,551 respectively. The correct figures are $1,164 and $(667), respectively.


Novel Denim is a leading low-cost, vertically-integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the

Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2002. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                              Novel Denim Holdings Limited
                                     -------------------------------------------
                                                     (Registrant)


Date:          February 14, 2003       By:  /s/ K.C. Chao
        -------------------------         --------------------------------------
                                                       K.C. Chao
                                           Chief Executive Officer and President